Exhibit 9.2

MEDICAL RESEARCH INSTITUTE, INC.

FINANCIAL STATEMENTS

for the years ended December 31, 2006 and 2005

MEDICAL RESEARCH INSTITUTE, INC.

CONTENTS

Page
Independent Auditors’ Report	F-1

Balance Sheets	F-2

Statements of Income and Changes in Stockholders’ Equity	F-3

Statements of Cash Flows	F-4

Notes to Financial Statements	F-5 to F-10

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of Medical Research Institute, Inc.

We have audited the accompanying balance sheets of Medical Research Institute, Inc. as of December 31, 2006 and 2005, and the related statements of income and changes in stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Research Institute, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Sates of America.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
June 25, 2007

MEDICAL RESEARCH INSTITUTE, INC.

BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$4,027,064	$2,939,699
Accounts receivable, net of allowance for doubtful accounts, discounts and returns of $24,650 and $26,342 at December 31, 2006 and 2005, respectively	2,440,310	2,607,906
Inventory	3,229,256	3,674,976
Prepaid expenses	182,509	203,428

Total current assets	9,879,139	9,426,009

Property and equipment, net	163,181	276,995

Patents, net	288,113	265,909

Total assets	$10,330,433	$9,968,913

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,268,729	$3,136,704
Related party payable	113,095	24,679
Accrued expenses	115,489	58,572
Current portion of notes payable	11,310	10,402
Total current liabilities	1,508,623	3,230,357

Notes payable, net of the current portion	37,694	49,005

Total liabilities	1,546,317	3,279,362

Commitments and contingencies.

Stockholders’ equity	8,784,116	6,689,551

Total liabilities and stockholders’ equity	$10,330,433	$9,968,913

The accompanying notes are an integral

part of these financial statements.

MEDICAL RESEARCH INSTITUTE, INC.

STATEMENTS OF INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY

for the years ended December 31, 2006 and 2005

	2006	2005

Net sales	$21,428,890	$27,534,732
Cost of goods sold	9,008,120	13,266,904

Gross profit	12,420,770	14,267,828

Research and development expenses	394,412	794,988

Sales and marketing	2,943,856	3,463,739

General and administrative expenses	6,194,673	5,035,935

Total operating expenses	9,532,941	9,294,662

Operating income	2,887,829	4,973,166

Other income, net	329,140	108,936

Income before income tax provision	3,216,969	5,082,102

Income tax provision	82,045	243,226

Net income	3,134,924	4,838,876

Stockholders’ equity, beginning of year	6,689,551	6,665,099

Distributions	(1,040,359)	(4,814,424)

Stockholders’ equity, end of year	$8,784,116	$6,689,551

The accompanying notes are an integral

part of these financial statements.

MEDICAL RESEARCH INSTITUTE, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006 and  2005

	2006	2005
Operating activities:
Net income	$3,134,924	$4,838,876
Adjustments to reconcile income to net cash provided by operating activities:
Loss on the sale of property and equipment	17,003	—
Depreciation	95,850	67,769
Amortization	8,741	5,096
Allowance for doubtful accounts	1,692	8,380
Changes in operating assets and liabilities:
Accounts receivable	165,904	821,196
Inventory	445,720	(2,221,686)
Patents	(30,945)	(112,571)
Prepaid expenses	20,919	(49,326)
Accounts payable and related party payable	(1,779,559)	2,257,139
Accrued expenses	56,917	586
Accrued interest to stockholder	—	—
Net cash provided by operating activities	2,137,166	5,615,459
Investing activities:
Purchases of property and equipment	(52,539)	(292,462)
Proceeds from the sales of property and equipment	53,500	—
Net cash provided by (used in) investing activities	961	(292,462)
Financing activities:
Proceeds from issuance of notes payable	—	61,057
Repayments of notes payable	(10,403)	(1,650)
Repayment of loan to stockholder	—	—
Distributions to stockholders	(1,040,359)	(4,814,424)
Net cash used in financing activities	(1,050,762)	(4,755,017)
Net increase in cash and cash equivalents	1,087,365	567,980
Cash and cash equivalents, beginning of year	2,939,699	2,371,719
Cash and cash equivalents, end of year	$4,027,064	$2,939,699
Supplemental disclosures of cash flow information–cash paid during the year for:
Interest	$4,593	$849
Income taxes	$9,008	$243,226

The accompanying notes are an integral

part of these financial statements.

MEDICAL RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS

1.                           Business and Summary of Significant Accounting

Description of Business

Medical Research Institute, Inc. (the Company), an S Corporation, manufactures and markets branded, high-quality dietary supplement products. The Company markets supplements, specialty combination formulations and sports nutrition products. The Company sells products primarily through two channels, the internet and through an exclusive agreement with  GNC Corporation.  Primarily all sales are in the United States.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Consequently, revenue and the related assets are recognized when earned, and expenses and related liabilities are recognized as incurred.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates, although management does not believe any differences would materially affect the financial position or results of operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery occurs, the sales price or fee is fixed or determinable and collectibility is reasonably assured. Under the Company’s standard terms and conditions of sale, the Company transfers title and risk of loss to the customer at the time product is shipped to the customer and revenue is recognized accordingly. The Company reduces revenue for estimated customer returns, price protection, rebates and other offerings that occur under sales programs established by the Company directly or with the Company’s resellers.  Estimates and allowances are based upon known claims and an estimate of additional returns when the amount of future returns can be reasonably estimated.

Cash and Cash Equivalents

Short-term, interest-bearing cash and investments with original maturities of three months or less when purchased are classified as cash equivalents.

Allowance for Doubtful Accounts, Discounts, and Returns

The Company establishes an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. The Company maintains bad debt reserves based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, significant one-time events, historical experience, and the financial condition of customers.  The Company also provides for estimated returns and discounts based upon current conditions and the Company’s historical experience.  If circumstances related to customers change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

The company values inventory at the lower of cost or market, with cost computed on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three-to-five years for furniture and equipment.

Stockholders’ Equity

The Company has 15,000,000 authorized shares of no par value common stock and 5,000,000 authorized shares of no par value preferred stock.  At December 31, 2006 and 2005 there were 9,200,000 shares of common stock and no shares of preferred stock issued and outstanding.

Patents

The Company capitalizes costs associated with the filing of patent applications. The Company has incurred material legal costs, some of which have been capitalized, thereby increasing the carrying value of associated patents. These capitalized costs are amortized on a straight-line basis over the lesser of twenty years, or the remaining life of the patent to which they relate, and are reflected net of accumulated amortization. The Company’s policy is to evaluate these capitalized costs for impairment when events and circumstances indicate these assets might be impaired. The Company believes the remaining inherent value of the patents exceed their carrying value. If the rights afforded to the Company under the patents are not enforced, or if the undiscounted cash flows resulting from the patents do not exceed the net capitalized value of the associated intangible asset, the Company would record impairment charges to the patents.

Income Taxes

The Company has elected to be taxed as an S Corporation for federal income tax and California franchise tax purposes.  Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for federal income tax on their respective share of the Company’s taxable income.  Similar provisions apply for state income tax reporting, except that a 1.5% tax is levied on taxable income at the corporate level as well.  The provision for income taxes relates exclusively to the 1.5% state tax.  The book provision differs from the stated 1.5% rate due to certain expenses which are non-deductible for tax purposes.

Advertising Costs

Advertising and promotional costs are expensed as a component of sales and marketing as incurred.  Advertising and promotional costs were $2,534,801 and  $2,843,436 for the years ended December 31, 2006 and 2005, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Shipping and Handling

The costs related to shipping and handling are included as a component of cost of goods sold.

2.                           Inventories

Inventories consist of the following:

	2006	2005

Raw materials and packaging supplies	$2,613,249	$3,415,905
Finished goods	616,007	259,071
Total	$3,229,256	$3,674,976

One of the suppliers accounted for more than 80% and 51% of raw material purchases in 2006 and 2005, respectively.  The loss of this supplier could have a material adverse effect on the ability to produce and sell goods.  There is no long-term supply agreement with this supplier.

3.                           Property and Equipment

Property and equipment at December 31, 2006 and 2005 consists of the following:

	2006	2005

Equipment	$150,221	$128,648
Vehicles	61,056	161,426
Furniture and fixtures	142,009	114,945

Total	353,286	405,019
Less: Accumulated depreciation and amortization	(190,105)	(128,024)

Net	$163,181	$276,995

Depreciation expense in the years ended December 31, 2006 and 2005 amounted to $95,850 and $67,769, respectively.

4.   Patents

Patents at December 31, 2006 and  2005 consists of the following:

	2006	2005

Patents	$308,426	$277,481
Less accumulated amortization	(20,313)	(11,572)

Net	$288,113	$265,909

Amortization expense for the years ended December 31, 2006 and 2005 was $8,741 and $5,096, respectively.

The estimated future amortization expense related to patents, assuming no future impairment of the underlying assets as of December 31, 2006 is as follows:

Year ending December 31:
2007	$15,422
2008	15,422
2009	15,422
2010	15,422
2011	15,422
Thereafter	211,003

$288,113

5.                           Letters of Credit

During 2005, the Company secured a letter of credit. For fiscal 2006 and 2005, the Company’s letter of credit allowed borrowings up to a maximum $250,000. The interest rate on the letter of credit is the Prime Index Rate plus 1.25%.  All outstanding borrowings were due June 15, 2006. There have been no borrowings against this letter of credit since its inception.

6.                           Related Party Transactions

The Company engaged legal services from a stockholder’s legal firm.  For the year ended December 31, 2006 and 2005 amounts due were $113,095 and $24,679, respectively.  In addition, the Company made payments of $170,638 and $266,249 during the years end December 31, 2006 and 2005, respectively.

7.                           Commitments

Operating Leases

The Company leases some equipment under noncancelable operating leases that expire in various years through 2009.  Rent expense under operating leases totaled approximately $229,868 and $109,806 for the years ended December 31, 2006, and 2005, respectively.

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006:

2007	$243,292
2008	253,684
2009	264,076

Total minimum lease payments	$761,052

Notes Payable

In 2005, the company received a loan to purchase an automobile. At the end of 2006 and 2005 the company owed $49,004 and $59,407, respectively. During 2006 and 2005 the Company made payments in the amount of $14,995 and $2,499, respectively. The note carries an interest rate of 8.369%.  Future principle payments under the terms of the note as of December 31, 2006 are as follows:

2007	$11,310
2008	12,296
2009	13,370
2010	12,028

Total	$49,004

8.                           Litigation

The Company has been subject to litigation seeking to recover amounts due related to a supplier purchase agreement of approximately $990,000.   The Company disputes these liabilities, and has filed a counter suit for breach of contract and intends to defend itself as well as pursue negotiations for settlement. The final outcome of this matter cannot be determined.

8.                           Litigation, continued

In addition, the Company is involved in various claims and legal proceedings arising in the ordinary course of business.  Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with legal counsel, that the ultimate disposition of these claims will not have a material adverse effect on the Company’s financial condition, cash flows or results of operations.

9.                           Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Deposits in these financial institutions exceed the amount of insurance provided on such deposits by $4,225,335 and $3,390,370, for the years ended December 31, 2006 and 2005, respectively. A significant portion of the Company’s sales are made directly to GNC Corporation.  While the Company monitors and manages this risk, financial difficulties on the part of GNC Corporation may have a material adverse effect.  For the years ended December 31, 2006 and 2005, GNC Corporation, accounted for 95% and 95%, respectively, of the Company’s revenue.

10.                     Subsequent Event

On June 1, 2007 the Company entered into an agreement with Natrol, Inc. (Natrol) for the purchase of all issued and outstanding stock of the Company by Natrol for $8 million in cash, after certain closing adjustments.  Natrol also agreed to make cash earn-out and incentive payments to the stockholders of the Company over a three-year period, depending upon the Company’s financial performance during each of the three-year periods after closing.